Exhibit 99.1

Company Contact
Dave Faulkner
Cimetrix, Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
dave.faulkner@cimetrix.com

Cimetrix Announces 2009 Fourth Quarter and Year-End Financial Results
Second Consecutive Quarter of Profitability as Industry Begins to Recover

SALT LAKE CITY, UT — March 29, 2010 — Cimetrix, Incorporated (OTC BB: CMXX, www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, and electronics industries, will report financial results for the fourth quarter and year ended December 31, 2009 on Wednesday, March 31, 2010.

For the fourth quarter of 2009:
•	Net income for the fourth quarter was $30,000, up $28,000 from the third quarter 2009 net income of $2,000, and up $643,000 from the fourth quarter 2008 net loss of $613,000.
•	New software license revenue increased 99% year-over-year and 26% quarter-over-quarter. Total software revenues were up 47% from $458,000 in the same period last year to $675,000.
•	Total revenues were $808,000, compared with third quarter revenues of $778,000 and fourth quarter 2008 revenues of $784,000.

For the full year 2009:
•	Total revenues for 2009 decreased 25% year-over-year to $3,111,000 from $4,143,000.
•	The Company reported a net loss of $476,000, or ($0.01) per basic and diluted share in 2009, compared to a net loss of $1,744,000, or ($0.05) per basic and diluted share in 2008.

Bob Reback, president and CEO, stated, “Worldwide spending on semiconductor capital equipment decreased dramatically in the first quarter of 2009. Although each subsequent quarter saw an incremental increase, the year ended with the semiconductor capital equipment market down 43% from the prior year, making it a very difficult period for our primary customers.”

“However, Cimetrix was able to aggressively adjust our organization and cost structure enabling us to finish the year with two consecutive profitable quarters” continued Mr. Reback. “In addition, we saw a significant increase in business from the growing photovoltaic (PV) market.”

He added, “By working closely with our worldwide customer base, we were able to accurately forecast software license revenue levels and make the appropriate adjustments to return to profitability by the middle of the year. We thank our key shareholders and employees for their support during this difficult period and look forward to continuing profitable operations going forward.”

Highlights
•
Cimetrix Continues Trend of Profitable Growth. Benefiting from the recovery in the worldwide capital equipment markets, Cimetrix posted its second consecutive profitable quarter in 2009. The Company credits this trend to its stringent cost-cutting initiatives and aggressive pursuit of new business opportunities throughout the year.

•
Cimetrix Demonstrates 450mm Tool Control. Several key industry IC Makers along with ISMI (International SEMATECH Manufacturing Initiative) have begun working on the adoption of 450mm wafer usage. Rorze, a leading robot and platform supplier, and Cimetrix cooperated together to exhibit a fully functional 450mm vacuum platform at SEMICON Japan 2009. The Cimetrix CIMControlFramework™ software, a .NET tool control framework for OEMs, was used to control the platform. Cimetrix expects the shift from 300mm to 450mm wafers will require increased data usage and new tool control software implementations which will expand opportunities for the Company’s software and services.

•
Growing Success in the Solar Photovoltaic Market. The solar cell (photovoltaic) manufacturing community has begun to adopt industry-wide PV equipment communications standards in an effort to improve efficiencies. Positioned as the industry leader in SEMI standards-based software products, Cimetrix has been a part of this standard development. The Company had seven new PV design wins in 2009 and expects to see sustained growth in this market as the new standard continues to be adopted.

Outlook for 2010
Industry analysts expect the worldwide semiconductor capital equipment spending to increase 45% in 2010. In addition, the solar photovoltaic manufacturing industry is projected to have solid year-over-year growth; yet, this is highly dependent on government incentives. If these forecasts are accurate, Cimetrix should experience increased software license revenue from its customer base that has already integrated Cimetrix software into its equipment. However, the Company is taking a cautious approach while planning for profitable growth in 2010.

About Cimetrix Incorporated
Cimetrix designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, and electronics industries. A leading participant in SEMI® standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide. Key products include:
▪	CIMControlFramework
▪	CIMConnect™
▪	CIM300™
▪	CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), the International SEMATECH Manufacturing Initiative (ISMI) as well as the PV Group. For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to decisions with respect to capital expenditures by semiconductor chip manufacturers, general economic conditions in the semiconductor and photovoltaic markets, continued governmental incentives for photovoltaic initiatives, market acceptance of the Company’s products, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the success of  the Company’s customers in selling and installing tools, unforeseen issues arising from the potential switch from 300mm to 450 mm wafers by the semiconductor industry, technological changes and improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filings on Forms 10-K and 10-Q, which further detail such risk factors.

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CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
ASSETS	2009	2008

Current assets:
Cash and cash equivalents	$139,000	$15,000
Restricted Cash	-	121,000
Accounts receivable, net	432,000	407,000
Inventories	1,000	2,000
Prepaid expenses and other current assets	22,000	25,000
Total current assets	594,000	570,000

Property and equipment, net	21,000	57,000
Intangible assets, net	6,000	56,000
Goodwill	64,000	64,000
Other assets	20,000	29,000

	$705,000	$776,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$50,000	$184,000
Accrued expenses	346,000	321,000
Deferred revenue	162,000	460,000
Current portion of notes payable and capital lease obligations	295,000	503,000
Total current liabilities	853,000	1,468,000

Long-term liabilities:
Notes payable – related parties, net	388,000	188,000
Long-term portion of notes payable and capital lease obligations	413,000	335,000
Total long-term liabilities	801,000	523,000

Total liabilities	1,654,000	1,991,000

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock; $.0001 par value, 100,000,000 shares authorized, 46,861,198 and 33,568,057 shares issued, respectively	5,000	3,000
Additional paid-in capital	33,409,000	32,669,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(34,314,000)	(33,838,000)
Total stockholders’ equity (deficit)	(949,000)	(1,215,000)

	$705,000	$776,000
See accompanying notes to consolidated financial statements

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31
	2009	2008	2009	2008
Revenues:
New software licenses	$ 462,000	$ 232,000	$ 1,333,000	$ 1,816,000
Software license updates and product support	213,000	226,000	852,000	1,009,000
Total software revenues	675,000	458,000	2,185,000	2,825,000
Professional services	133,000	326,000	926,000	1,318,000

Total revenues	808,000	784,000	3,111,000	4,143,000

Operating costs and expenses:
Cost of revenues	152,000	331,000	967,000	1,772,000
Sales and marketing	190,000	259,000	788,000	1,135,000
Research and development	127,000	185,000	519,000	862,000
General and administrative	270,000	408,000	1,105,000	1,659,000
Depreciation and amortization	14,000	75,000	85,000	233,000

Total operating costs and expenses	753,000	1,258,000	3,464,000	5,661,000

Income (loss) from operations	55,000	(474,000)	(353,000)	(1,518,000)

Other income (expenses):
Interest and other income	-	-	-	1,000
Interest expense	(28,000)	(30,000)	(127,000)	(118,000)
Gain (loss) on sale of assets	3,000	(7,000)	4,000	(7,000)
Loss on impairment of assets	-	(110,000)	-	(110,000)
Gain on payment of compensation with equity instruments	-	8,000	-	8,000

Total other income (expenses), net	(25,000)	(139,000)	(123,000)	(226,000)

Income (loss) before income taxes	30,000	(613,000)	(476,000)	(1,744,000)

Provision for income taxes	-	-	-	-

Net income (loss)	$ 30,000	$ (613,000)	$ (476,000)	$ (1,744,000)
Income (loss) per common share:
Basic and diluted	$ 0.00	$ (0.02)	$ (0.01)	$ (0.05)
Weighted average number of shares outstanding
Basic and diluted	46,821,000	33,670,000	37,790,000	32,456,000
See accompanying notes to consolidated condensed financial statements